October 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Attn:	Nicholas O’Leary Katherine Bagley Kristin Lochhead Li Xiao

Re:	CeriBell, Inc. Registration Statement on Form S-1, as amended (File No. 333-281784) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of CeriBell, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on October 10, 2024, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 620 copies of the Preliminary Prospectus dated October 7, 2024 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2‑8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOFA SECURITIES, INC.

J.P. Morgan Securities LLC

As Representatives of the several underwriters

[Signature Pages Follow]

BOFA SECURITIES, INC.

By:	/s/ Milton Hsu
Name:	Milton Hsu
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name:	Benjamin Burdett
Title:	Managing Director, Head of Healthcare ECM

As representatives of the several underwriters

cc: Ilir Mujalovic, Allen Overy Shearman Sterling US LLP

[Signature Page to Acceleration Request Letter]